SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                          Fairfield Communities, Inc.
                          ---------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   304231301
                                --------------
                                (CUSIP Number)


           James F. Mosier, Corporate Secretary and General Counsel
                     Physicians Insurance Company of Ohio
                           13515 Yarmouth Drive, NW
                           Pickerington, Ohio 43147
                                (614) 864-7100
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 18, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 9 Pages

CUSIP NO. 304231301

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:        1,537,126 shares
8.  SHARED VOTING POWER:           None
9.  SOLE DISPOSITIVE POWER:   1,537,126 shares
10. SHARED DISPOSITIVE POWER:      None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,537,126 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            15.45%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC



                              Page 2 of 9 Pages

CUSIP NO. 304231301

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           283,400 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      283,400 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            283,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.85%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC


                              Page 3 of 9 Pages

CUSIP NO. 304231301

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           283,400 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      283,400 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            283,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.85%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC


                              Page 4 of 9 Pages

                                     -9-
Item 1.  Security and Issuer.

     This Amendment No. 5 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Physicians Insurance Company of Ohio ("Physicians") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202. This Amendment No. 5 amends certain information set forth in the
Schedule 13D, as amended by Amendment No. 1 filed by Physicians on February 9, 1995, Amendment No. 2 filed by Physicians and American Physicians Life Insurance Company ("APL") on August 8, 1995, Amendment No. 3 filed by Physicians, APL and Physicians Investment Company ("PIC") on February 13, 1996, and Amendment No. 4 filed by Physicians, APL and PIC on July 26, 1996.


Item 2.  Identity and Background.

     The persons filing this Amendment No. 5 are Physicians, APL and PIC.

     A. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of Physicians include:

     (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

     (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician and serves as Chairman of the Boards of APL and PIC. Dr. Ruppert is a citizen of the United States.

     (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guinness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia.

     (iv) John R. Hart, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Hart serves as President and Chief Executive Officer of Physicians. Mr. Hart is a citizen of the United States.

     (v) Ronald Langley, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Langley serves as Chairman of the Board of Physicians. Mr. Langley is a citizen of Australia.

     (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

     The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Sharpe serves as Chief Operating Officer of Physicians. He is a citizen of the United States.

     (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

     (iii) Gary W. Burchfield, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Burchfield serves as Chief Financial Officer and Treasurer of Physicians. He is an United States citizen.

     (iv) James F. Mosier, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Mosier serves as General Counsel and Corporate Secretary of Physicians. He is an United States citizen.

     B. APL is an Ohio corporation which is a wholly-owned indirect subsidiary of Physicians. APL's principal business is selling life and health insurance. APL's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43247

     The directors of APL are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

     The executive officers of APL include:

     (i) Richard D. Ruppert, MD, who serves as Chairman of the Board of APL;

     (ii) Richard H. Sharpe, who serves as President and Chief Executive Officer of APL;

     (iii) James F. Mosier, Esq., who serves as General Counsel and Secretary of APL;

     (iv) Loman H. Hartley, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Hartley serves as Vice President, Controller and Treasurer of APL. He is an United States citizen.

     (v) Joyce M. Domijan, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Domijan serves as Vice President, Operations of APL. She is an United States citizen.

     C. PIC is an Ohio corporation which is a wholly-owned direct subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business. PIC's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of PIC are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

     The executive officers of PIC include Richard D. Ruppert, MD, who serves as Chairman of the Board; Richard H. Sharpe, who serves as President and Treasurer; and James F. Mosier, Esq., who serves as Secretary. Each of their backgrounds has been described in Item 2(A) above.

     D.  Physicians  is  controlled  by Guinness  Peat Group plc  ("GPG"),  an
English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of Physicians. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians (collectively, the "GPG Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

     Directors and Executive Officers of GPG

     (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Loomes is a director of GPG.

     (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Gibbs is a director of GPG.

     (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

     (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

     (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

     (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Section 2(A) above.

     (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

     E. During the last five years, none of Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B) and 2(C), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(D) has been convicted in a criminal proceeding.

     F. During the last five years, none of Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B) and 2(C), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in
Item 2(D) has been a party to such a civil proceeding.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) As of the date of this Amendment No. 5, Physicians and APL directly owned beneficially 1,253,726 and 283,400 shares of the Issuer's Common Stock, respectively. Based on 9,946,553 shares of the Issuer's Common Stock reported as outstanding as of June 30, 1996, Physicians and APL directly own beneficially approximately 12.60% and 2.85% of the Issuer's Common Stock, respectively. By virtue of its ownership of all of the outstanding shares and voting power of PIC and PIC's ownership of all of the outstanding shares and voting power of APL, each of Physicians and PIC may also be deemed to indirectly beneficially own the 283,400 shares of the Issuer's Common Stock (or approximately 2.85% of the Issuer's Common Stock) reported herein as beneficially owned by APL. As a result, (a) Physicians may be deemed to have sole voting and investment power with respect to the 1,537,126 shares of the Issuer's Common Stock (15.45%) reported herein as beneficially owned by Physicians, including the 283,400 shares directly beneficially owned by APL; and (b) PIC may be deemed to have sole voting and investment power with respect to the 283,400 shares of the Issuer's Common Stock (2.85%) directly beneficially owned by APL. APL also may be deemed to have sole voting and investment power with respect to 283,400 shares of the Issuer's Common Stock (2.85%). To the best knowledge of Physicians, none of the other persons named in Item 2 beneficially own any shares of the Issuer's Common Stock.

     (c) On October 18, 1996, Physicians sold in an open market transaction 195,000 shares of Common Stock of the Issuer at a purchase price of $22.875 per share. Other than such sale, none of Physicians, PIC and APL have engaged in any transactions involving the shares of Common Stock of the Issuer since the date Amendment No. 4 was filed (i.e., July 26, 1996).

     (d) See Items 5(a) and 5(b) above.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 5(a) and 5(b) above.

Item 7.  Material to be Filed as Exhibits:

     Exhibit A - Joint  Filing  Agreement,  dated  February  13,  1996,  among
          Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company (Incorporated herein by reference to Exhibit A to Amendment No. 3 filed on February 13, 1996).

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: October 25, 1996             PHYSICIANS INSURANCE COMPANY OF OHIO


                                    By: /s/ James F. Mosier
                                       ----------------------------------------
                                       James F. Mosier,
                                       General Counsel and Secretary


                                    AMERICAN PHYSICIANS LIFE INSURANCE COMPANY

                                    By: /s/ James F. Mosier
                                       ----------------------------------------
                                       James F. Mosier,
                                       General Counsel and Secretary


                                    PHYSICIANS INVESTMENT COMPANY

                                    By: /s/ James F. Mosier
                                       ----------------------------------------
                                       James F. Mosier, Secretary